Exhibit 21

LIST OF SUBSIDIARIES

The following is a listing of significant subsidiaries 100% owned by Seneca Foods Corporation, directly or indirectly:

Name	State

Dundee Insurance Company, Inc.	Utah
Gray & Company	Oregon
Gray Glace Products Company	Oregon
Green Valley Foods LLC	Delaware
Marion Foods, Inc.	New York
Portland Food Products Company	Oregon
Seneca Foods, LLC	Delaware
Seneca Snack Company	Washington
Truitt Bros., Inc.	Oregon